MONTMINY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

ASSETS	
Cash and cash equivalents	$ 5,090,286
Related party receivable	4,829,397
TOTAL ASSETS	$ 9,919,683

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 229
TOTAL LIABILITIES	229
COMMITMENTS AND CONTINGENCIES, note 2	
MEMBERS' EQUITY	9,919,454
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,919,683